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                             June 22, 2021

       Ed Siegel
       Chief Financial Officer
       Seaport Calibre Materials Acquisition Corp.
       360 Madison Avenue
       20th Floor
       New York, NY 10017

                                                        Re: Seaport Calibre
Materials Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 11,
2021
                                                            CIK No. 0001863428

       Dear Mr. Siegel:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sonia
Bednarowski at 202-551-3666 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance